

January 18, 2012

Via E-mail
James Cassidy
Chairman and Chief Executive Officer
Yellowwood Acquisition Corporation
9454 Wilshire Boulevard, Suite 612
Beverly Hills, California 90212

Re: Yellowwood Acquisition Corporation
Registration Statement on Form 10
Filed November 9, 2011
File No. 000-54546

Dear Mr. Cassidy:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director